Filed Pursuant to Rule 433
Registration No. 333-169315-01

Entergy Louisiana, LLC

$200,000,000
First Mortgage Bonds,
5.25% Series due July 1, 2052

Final Terms and Conditions

June 26, 2012

Issuer:	Entergy Louisiana, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	June 26, 2012

Settlement Date (T+5):	July 3, 2012

Principal Amount:	$200,000,000

Over-allotment Option:	Notwithstanding the disclosure contained in the preliminary prospectus supplement to the contrary, the Issuer has not granted an over-allotment option to the underwriters

Coupon:	5.25%

Coupon Payment Dates:	January 1, April 1, July 1 and October 1 of each year

First Payment Date:	October 1, 2012

Final Maturity:	July 1, 2052

Optional Redemption Terms:	Callable at par, in whole or in part, at any time on or after July 1, 2017

Price:	$25.00 per bond

Net Proceeds Before Expenses:	$193,700,000

Expected Listing:	New York Stock Exchange

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC

Co-Managers:	J.P. Morgan Securities LLC
Raymond James & Associates, Inc.

CUSIP / ISIN:	29364W 504 / US29364W5040

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Citigroup Global Markets Inc. toll free at 1-877-858-5407, (ii) Morgan Stanley & Co. LLC toll free at 1-800-584-6837, or (iii) Wells Fargo Securities, LLC toll free at 1-800-326-5897.